BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 30, 2016

1.      Date, Time and Place: Held on November 30, 2016, at 12:00 hours, in the office of BRF S.A. (“Company”), located at Rua Hungria Nº 1.400, 5th floor, Room 5F, in São Paulo City, state of São Paulo.

2.      Presiding Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

3.       Summons and Presence: The meeting was duly called and held within the terms of article 21 of the Company´s Bylaws, with a majority of members of the Board of Directors present: Messieurs Abilio dos Santos Diniz, Aldemir Bendine, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Renato Proença Lopes, Vicente Falconi Campos and Walter Fontana Filho.

4.       Agenda: (i) Discontinuation of the Abu Dhabi Pizza Line; (ii) Hiring of Ernst & Young (“EY”) – Halal Project Audit; (iii) Sureties for Patagônia Bank and HSBC Bank; and (iv) Energy Project.

5.       Resolutions: The members of the Board of Directors, unanimously and without reservations:

5.1.      Discontinuation of the Abu Dhabi Pizza Line. Based on the relevant Technical Report and in line with what is stated in article 23, (i) of the Bylaws, approved the discontinuation of the pizza production line in Abu Dhabi, with the sale of the respective assets.

5.2.      Hiring of EY – Halal Audit Project. Based on the relevant Technical Report and in line with the recommendation of the Statutory Audit Committee, the members of the Board of Directors approved the hiring of EY to undertake the audit related to the Halal Project.

5.3.      Sureties for Patagonia Bank and HSBC Bank. Based on the relevant Technical Report and in line with article 23 (xxviii) of the Bylaws, members of the Board of Directors approved the letters of guarantees to ensure payment of the obligations assumed by the subsidiaries Avex S.A., Quickfood S.A. and Campo Austral S.A. contracted with Patagônia Bank and HSBC Bank, in the amounts of US$ 40,000,000.00 (forty million United States dollars) and US$ 30,000,000.00 (thirty million United States dollars), respectively.

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BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 30, 2016

5.4.      Energy Project. Based on the relevant Technical Report and in line with article 23 (xxviii) of the Bylaws, the members of the Board of Directors approved the signing, with Tractebel Energia/Engie Brasil Energia, of a contract for the sale of electrical energy, for a period of 3 (three) years, involving the amount of approximately R$ 80,241,000.00 (eighty million, two hundred and forty-one thousand Reais).

The Company Directors are hereby authorized to carry out all and any acts and sign all and any documents needed for the implementation of the resolutions now approved.

6.           Documents Filed at the Company: The documents related to the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company´s head office.

7.           Approval and Signing of the Minutes: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read by all and found correct, were signed.

I certify that the present minutes are a faithful and true copy of the original which is filed in Book Number 5, pages 112 and 113, of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

____________________________________

Larissa Brack

Secretary

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